Exhibit 4.2

EXECUTION VERSION

FIRST AMENDMENT TO RIGHTS AGREEMENT

This First Amendment to Rights Agreement, dated as of March 5, 2013 (this “Amendment”), is between Capital Senior Living Corporation, a Delaware corporation (the “Company”), and Computershare Shareowner Services LLC, f/k/a Mellon Investor Services LLC, a New Jersey limited liability company (the “Rights Agent”).

WITNESSETH:

WHEREAS, the Board of Directors of the Company (the “Board”) previously adopted a Rights Agreement, dated as of February 25, 2010 (the “Rights Agreement”), between the Company and the Rights Agent;

WHEREAS, on February 24, 2010, the Board declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of the Company’s common stock, par value $0.01 per share (the “Common Stock”), outstanding as of the close of business on March 8, 2010 (the “Record Date”), and authorized the issuance of one Right for each share of Common Stock that becomes outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (each of such terms as defined in the Rights Agreement) and under certain other circumstances;

WHEREAS, the Company’s stockholders approved the Rights Agreement at the Company’s 2010 Annual Meeting of Stockholders;

WHEREAS, the Rights are set to expire at the close of business on March 8, 2013;

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to the time at which the Rights cease to be redeemable, the Company may, and the Rights Agent will if the Company so directs, supplement or amend any provision of the Rights Agreement, without the approval of any holders of Rights or shares of Common Stock;

WHEREAS, as of the date of this Amendment, the Rights are redeemable pursuant to Section 23 of the Rights Agreement;

WHEREAS, the Board has determined to amend the Rights Agreement in certain respects; and

WHEREAS, the Company has delivered to the Rights Agent a certificate stating that this Amendment complies with Section 27 of the Rights Agreement and has directed the Rights Agent to amend the Rights Agreement as set forth herein.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the Company and the Rights Agent hereby agree as follows:

Section 1. Certain Definitions. Capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

Section 2. Amendments to Rights Agreement.

(a) Final Expiration Date. Section 1(r) of the Rights Agreement is hereby deleted and replaced in its entirety with the following:

“(r) “Final Expiration Date” shall mean the close of business on the earlier of (i) March 5, 2016 or (ii) March 5, 2014 if and only if Stockholder Approval has not been obtained on or prior to such date.”

(b) Purchase Price. The reference to “$22.00” as the initial Purchase Price appearing in Section 7(b) of the Rights Agreement is hereby replaced with the reference to “$72.00.”

(c) Stockholder Approval. The reference to “this Agreement” appearing in Section 1(rr) of the Rights Agreement is hereby replaced with “that certain First Amendment to Rights Agreement, dated March 5, 2013, between the Company and the Rights Agent.”

(d) Qualifying Offer Definition.

(i) Section 1(z)(vi) of the Rights Agreement is hereby deleted and replaced in its entirety with the following (words bolded and italicized solely for purposes of illustrating the changes):

“(vi) an offer that is subject to only the minimum tender condition described below in Section 1(z)(ix) and other customary terms and conditions (the “Customary Conditions”), which Customary Conditions may include a condition based upon the occurrence of a material adverse event, but which Customary Conditions shall not include any financing, funding or similar conditions or any requirements with respect to the offeror or its agents being permitted any due diligence with respect to the books, records, management, accountants or other outside advisors of the Company;”

(ii) Section 1(z)(vii) of the Rights Agreement is hereby deleted and replaced in its entirety with the following (words bolded and italicized solely for purposes of illustrating the changes):

“(vii) an offer pursuant to which the Company has received an irrevocable, legally binding written commitment of the offeror, subject to the Customary Conditions, that the offer will remain open for at least 90 calendar days and, if a Special Meeting is duly requested in accordance with Section 23(b), for at least ten Business Days after but not including the date of the Special Meeting or, if no Special Meeting is held within 60 calendar days following receipt of the Special Meeting Notice in accordance with Section 23(b), for at least ten Business Days following such 60 calendar day period;”

(iii) Section 1(z)(viii) of the Rights Agreement is hereby deleted and replaced in its entirety with the following (words bolded and italicized solely for purposes of illustrating the changes):

“(viii) an offer pursuant to which the Company has received an irrevocable, legally binding written commitment of the offeror, subject to the Customary Conditions, that, in addition to the minimum time periods specified above in Section 1(z)(vii), the offer, if it is otherwise to expire prior thereto, will be extended for at least 20 Business Days after any increase in the consideration being offered or after any bona fide alternative offer is commenced within the meaning of Rule 14d-2(a) under the Exchange Act; provided, however, that such offer need not remain open, as a result of Section 1(z)(vii) and this Section 1(z)(viii), beyond (A) the time that any other offer satisfying the criteria for a Qualified Offer is then required to be kept open under such Section 1(z)(vii) and this Section 1(z)(viii) or (B) the expiration date, as such date may be extended by public announcement (with prompt written notice to the Rights Agent) in compliance with Rule 14e-1 under the Exchange Act, of any other tender offer for the Common Stock with respect to which the Board has agreed to redeem the Rights immediately prior to acceptance for payment of Common Stock thereunder (unless such other offer is terminated prior to its expiration without any Common Stock having been purchased thereunder) or (C) one Business Day after the stockholder vote with respect to approval of any Definitive Acquisition Agreement has been officially determined and certified by the inspectors of elections;”

(iv) Section 1(z)(xi) of the Rights Agreement is hereby deleted and replaced in its entirety with the following (words bolded and italicized solely for purposes of illustrating the changes):

“(xi) an offer pursuant to which the Company and its stockholders have received an irrevocable, legally binding written commitment of the offeror, subject to the Customary Conditions, that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering stockholder;”

(v) Subsection (2) of the definition of “fully financed” set forth in Section 1(z) of the Rights Agreement is hereby deleted and replaced in its entirety with the following (words bolded and italicized solely for purposes of illustrating the changes):

“(2) cash or cash equivalents then available to the offeror, set apart and maintained solely for the purpose of funding the offer with an irrevocable, legally binding written commitment being provided by the offeror to the Board, subject to the Customary Conditions, to maintain such availability until the offer is consummated or withdrawn,”

(e) Qualifying Offer Timeframes. The first and second sentences of Section 23(b) of the Rights Agreement are hereby deleted and replaced in their entirety with the following (words bolded and italicized solely for purposes of illustrating the changes):

“(b) If the Company receives a Qualified Offer and the Board has not redeemed the outstanding Rights or exempted such Qualified Offer from the terms of this Agreement or called a special meeting of stockholders for the purpose of voting on whether or not to exempt such Qualified Offer from the terms of this Agreement, in each case by the end of 60 calendar days following the commencement of such Qualified Offer, and if the Company receives, not earlier than 60 calendar days nor later than 90 calendar days following the commencement of such Qualified Offer, a written notice complying with the terms of this Section 23(b) (the “Special Meeting Notice”), properly executed by the holders of record (or their duly authorized proxy) of 10% or more of the shares of Common Stock then outstanding (excluding shares of Common Stock beneficially owned by the Person making the Qualified Offer and such Person’s Affiliates and Associates), directing the Board to submit to a vote of stockholders at a special meeting of the stockholders of the Company (a “Special Meeting”) a resolution authorizing the redemption of all, but not less than all, of the then-outstanding Rights at the Redemption Price (the “Redemption Resolution”), then the Board shall take such actions as are necessary or desirable to cause the Redemption Resolution to be submitted to a vote of stockholders within 60 calendar days following receipt by the Company of the Special Meeting Notice (the “Special Meeting Period”), including by including a proposal relating to adoption of the Redemption Resolution in the proxy materials of the Company for the Special Meeting; provided, however, that if the Company, at any time during the Special Meeting Period and prior to a vote on the Redemption Resolution, enters into a Definitive Acquisition Agreement, the Special Meeting Period may be extended (and any Special Meeting called in connection therewith may be cancelled) if the Redemption Resolution will be separately submitted to a vote at the same meeting as the Definitive Acquisition Agreement or if the Board has irrevocably determined to redeem the Rights or terminate this Agreement in connection with the closing of the transaction contemplated by the Definitive Acquisition Agreement. For purposes of a Special Meeting Notice, the record date for determining eligible holders of record of the Common Stock shall be the 60th calendar day following the commencement of a Qualified Offer.”

(f) Notices. The Rights Agent notice information in Section 26 of the Rights Agreement is hereby deleted and replaced in its entirety with the following:

“Computershare Shareowner Services LLC

600 N. Pearl Street, Suite 1010

Dallas, Texas 75201

With a copy to:

Computershare Shareowner Services LLC

Newport Office Center VII

480 Washington Blvd.

Jersey City, NJ 07310

Attention: Legal Department”

Section 3. Amendments to the Form of Right Certificate. The first sentence of the first paragraph of the Form of Right Certificate, which is attached as Exhibit B to the Rights Agreement, is hereby deleted and replaced in its entirety with the following: “This certifies that             , or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement dated as of February 25, 2010 (as amended, the “Rights Agreement”) between CAPITAL SENIOR LIVING CORPORATION, a Delaware corporation (the “Company”), and MELLON INVESTOR SERVICES LLC, a New Jersey limited liability company, now known as COMPUTERSHARE SHAREOWNER SERVICES LLC (the “Rights Agent”), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to the close of business (as such term is defined in the Rights Agreement) on the Final Expiration Date (as defined in the Rights Agreement) at the office of the Rights Agent, or its successors as Rights Agent, designated for such purposes, one one-thousandth of one fully paid and non-assessable share of the Series A Junior Participating Preferred Stock (the “Preferred Stock”) of the Company, at a purchase price of $72.00 per one one-thousandth of one share (the “Purchase Price”), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase duly executed.”

Section 4. Amendments to the Summary of Rights to Purchase Preferred Stock.

(a) The reference to “$22.00” appearing in the first paragraph of the Summary of Rights to Purchase Preferred Stock, which is attached as Exhibit C to the Rights Agreement (the “Summary of Rights”), is hereby replaced with the reference to “$72.00.”

(b) The first and second sentences of the first paragraph of the Summary of Rights are hereby deleted and replaced in their entirety with the following: “On February 24, 2010, the Board of Directors of CAPITAL SENIOR LIVING CORPORATION (the “Company”) declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) payable on March 9, 2010 to the stockholders of record on March 8, 2010 (the “Record Date”), and authorized the issuance of one Right for each share of Common Stock that becomes outstanding after the Record Date, but before the earliest of the Distribution Date (as defined below), the Final Expiration Date (as defined below) or the date on which the Rights are redeemed.”

(c) The last sentence of the first paragraph of the Summary of Rights is hereby deleted and replaced in its entirety with the following: “The description and terms of the Rights are set forth in a Rights Agreement dated February 25, 2010 (as amended, the “Rights Agreement”), between the Company and Mellon Investor Services LLC, now known as Computershare Shareowner Services LLC, as Rights Agent (the “Rights Agent”).”

(d) The second paragraph of the Summary of Rights is hereby deleted and replaced in its entirety with the following: “A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K filed February 26, 2010. A copy of the First Amendment to Rights Agreement, dated March 5, 2013, between the Company and the Rights Agent (the “First Amendment”), has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K filed March 8, 2013. Copies of the Rights Agreement and First Amendment are available free of charge from the Rights Agent. The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the First Amendment, which are hereby incorporated herein by reference.”

(e) The second sentence of the fifth paragraph of the Summary of Rights is hereby deleted and replaced in its entirety with the following: “The Rights will expire on the earlier of (i) March 5, 2016 or (ii) March 5, 2014, if and only if Stockholder Approval has not been obtained on or prior to such date (as applicable, the “Final Expiration Date”) unless the Final Expiration Date is extended or unless earlier redeemed or exchanged by the Company, in each case as described below.”

(f) The reference to “ninety (90) days” in the 13th paragraph of the Summary of Rights is hereby replaced with the reference to “sixty (60) calendar days.”

(g) The reference to “one hundred twenty (120) days” in the 14th paragraph of the Summary of Rights is hereby replaced with the reference to “ninety (90) calendar days.”

Section 5. Delivery of Summary of Rights. Promptly following the date of this Amendment, the Rights Agent, on behalf of the Company and at the Company’s sole cost and expense, if provided with all necessary information and documents, will send a copy of the Summary of Rights to Purchase Preferred Stock as modified pursuant to this Amendment, in substantially the form attached hereto as Annex A, along with an accompanying cover letter, by first class, postage-prepaid mail or other means used by the Company to deliver proxy statements, to each holder of record of the Common Stock as of the close of business on the date of this Amendment at the address of such holder shown on the records of the Company.

Section 6. Remaining Terms; Controlling Agreement. All other provisions of the Rights Agreement that are not expressly amended hereby shall continue in full force and effect. From and after the execution and delivery of this Amendment, any references to the Rights Agreement in the Rights Agreement and other agreements or instruments shall be deemed to refer to the Rights Agreement as amended pursuant to this Amendment. In the event of any conflict between the terms of this Amendment and the Rights Agreement, this Amendment shall control.

Section 7. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 8. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

Section 9. Descriptive Headings. Descriptive headings of the sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 10. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and their respective seals to be hereunto affixed and attested, all as of the day and year first above written.

Attest:		CAPITAL SENIOR LIVING CORPORATION

By:	/s/ David R. Brickman	By:	/s/ Lawrence A. Cohen
Name:	David R. Brickman	Name:	Lawrence A. Cohen
Title:	Vice President, Secretary and General Counsel	Title:	Chief Executive Officer

COMPUTERSHARE SHAREOWNER SERVICES LLC (f/k/a Mellon Investor Services LLC)

		By:	/s/ Lennie Kaufman
		Name:	Lennie Kaufman Title: Regional Manager Investor Services

[Signature Page to First Amendment to Rights Agreement]

Annex A

Summary of Rights

[See attached.]

CAPITAL SENIOR LIVING CORPORATION

SUMMARY OF RIGHTS TO PURCHASE PREFERRED STOCK

On February 24, 2010, the Board of Directors of CAPITAL SENIOR LIVING CORPORATION (the “Company”) declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) payable on March 9, 2010 to the stockholders of record on March 8, 2010 (the “Record Date”), and authorized the issuance of one Right for each share of Common Stock that becomes outstanding after the Record Date, but before the earliest of the Distribution Date (as defined below), the Final Expiration Date (as defined below) or the date on which the Rights are redeemed. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $72.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated February 25, 2010 (as amended, the “Rights Agreement”), between the Company and Mellon Investor Services LLC, now known as Computershare Shareowner Services LLC, as Rights Agent (the “Rights Agent”).

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K filed February 26, 2010. A copy of the First Amendment to Rights Agreement, dated March 5, 2013, between the Company and the Rights Agent (the “First Amendment”), has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K filed March 8, 2013. Copies of the Rights Agreement and First Amendment are available free of charge from the Rights Agent. The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the First Amendment, which are hereby incorporated herein by reference.

Until the close of business on the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate (or in the case of uncertificated shares of Common Stock, by the registration of such shares on the transfer books of the Company) with a copy of this Summary of Rights. The “Distribution Date” will be the earlier to occur of:

(i)	the tenth calendar day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding shares of the Common Stock (the “Share Acquisition Date”); and

(ii)	the tenth business day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any such person or group becomes an Acquiring Person) after the date of the commencement of, or first public announcement of the intent to commence, by any such person or group, a tender or exchange offer the consummation of which would result in any such person or group becoming an Acquiring Person.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued, or, in the case of newly issued uncertificated shares of Common Stock, confirmations and account statements sent, after the Record Date, upon transfer or new issuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of the Record Date, even without a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of (i) March 5, 2016 or (ii) March 5, 2014, if and only if Stockholder Approval has not been obtained on or prior to such date (as applicable, the “Final Expiration Date”) unless the Final Expiration Date is extended or unless earlier redeemed or exchanged by the Company, in each case as described below.

Each share of Preferred Stock purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a dividend payment per share equal to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will receive a preferential liquidation payment of $1.00 per share (plus any accrued and unpaid dividends), but will be entitled to receive an aggregate liquidation payment equal to 1,000 times the payment made on one share of Common Stock.

Each share of Preferred Stock will have 1,000 votes voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock. The Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Stock dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

The Purchase Price payable, and the number of shares of the Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the Purchase Price, that number of shares of the senior voting stock of the acquiring company that at the time of such transaction would have a market value of two times the Purchase Price. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be null and void), will thereafter have the right to receive upon exercise that number of shares of the Common Stock having a market value of two times the Purchase Price.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock or Common Stock, as applicable, on the last trading date prior to the date of exercise.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that will have become null and void) in whole or in part, at an exchange ratio of one share of Common Stock (or, if there is an insufficient number of issued but not outstanding or authorized but unissued shares of Common Stock to permit such exchange, then one one-thousandth of a Preferred Share) per Right (subject to adjustment).

At any time prior to 5:00 p.m. Dallas, Texas time on the earlier of (i) the Share Acquisition Date and (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). In addition, if a Qualified Offer (as described below) is made, the record holders of 10% or more of the outstanding shares of Common Stock may direct the Board of Directors of the Company to call a special meeting of stockholders to consider a resolution authorizing a redemption of all Rights. If the special meeting is not held within sixty (60) days of being called or if, at the special meeting, the holders of a majority of the shares of Common Stock outstanding (other than shares held by the offeror and its affiliated and associated persons) vote in favor of the redemption of the Rights, then the Board of Directors of the Company will redeem the Rights or take such other action as may be necessary to prevent the Rights from interfering with the consummation of the Qualified Offer.

A Qualified Offer is an offer determined by a majority of the independent directors on the Board of Directors of the Company to be a fully financed offer for all outstanding shares of Common Stock at a per-share offer price that exceeds the greatest of certain price thresholds specified in the Rights Agreement and that the Board of Directors of the Company, upon the advice of a nationally recognized investment banking firm, does not deem to be either unfair or inadequate. A Qualified Offer is conditioned upon a minimum of at least two-thirds of the outstanding shares of Common Stock not held by the offeror (and its affiliated and associated persons) being tendered and not withdrawn, with a commitment to acquire all shares of Common Stock not tendered for the same consideration. If the Qualified Offer includes non-cash consideration, such consideration must consist solely of freely tradeable common stock of a publicly traded company, and the Board of Directors of the Company and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate. A Qualified Offer must also remain open for at least ninety (90) days following commencement.

Immediately upon the action of the Board of Directors of the Company to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price, or the shares of Common Stock or Preferred Stock exchangeable for the Rights, as applicable.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, liquidation rights, the right to vote or to receive dividends.